Filed by Digital Realty Trust, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
and Deemed Filed Pursuant to Rules 14a-12 and 14d-2
under the Securities Exchange Act of 1934
Subject Company: InterXion Holding N.V.
(Commission File No. 001-35053)

Event Date: 01/07/2020
Event Description: Citi Global TMT West Conference
Citi Global TMT West Conference

Michael Rollins, Analyst
(Starts Abruptly) and disclosures are available at the registration desk. For those of you joining us via the webcast, I'm Mike Rollins. I cover the communication services and infrastructure category here at Citi Research. I'd like to welcome back Andy Power, Chief Financial Officer of Digital Realty. Also joining us is John Stewart, who manages Investor Relations for Digital. Thank you both for joining us today.

Andrew Power, Chief Financial Officer
Thanks for having us.

Michael Rollins, Analyst
Well, Andy, before you could start, I'll just go through one little housekeeping thing. We do have the microphones around the room. So if you have a question at any time, just push the button on the microphone, the light will go on and we'll get to you as soon as we can.
And Andy, if I could turn it over to you, it's obviously been a busy 2019 for Digital. Maybe talk us through what the priorities are strategically and operating wise for 2020.

Andrew Power, Chief Financial Officer
Sure. So I can't believe we're already talking 2020 here, out of the gates. Happy to be here today, and again appreciate the opportunity. We're on the heels. With John, I'll leave from this conference hedge our sales kickoff. So we're not taking much time off to get going with the team ready for a great 2020.
I think if you tie it really back to what our strategy is, there's elements that underline what 2020 is going to unfold. The strategy again is to be the leading global provider dedicated to full product spectrum from that enterprise colocation customer, to that multiple megawatt dedicated hyperscaler. Maybe if I dissect each of the three main pieces of that and not that order, but on the global front, it's really extending our footprint and our offering.

We see more and more of our customers seeking a global solution. Upon the combination with Interxion we'll be on six continents, 20 countries and 44 metropolitan areas. And I think you're going to see us add to that even more in 2020. I think while North America is pretty well covered, you look to South America with our Ascenty platform, which just last year, we expanded from Brazil into Chile. I think you'll look to see us add another market in 2020 in Latin America.
In Europe, even pro forma for the combination with Interxion, I think you'll see us continue to add new locations and new markets on that continent. And then turning to Asia-Pacific, a lot of great activity is going on in Seoul, South Korea. We recently entered that market and bringing on what will be the first carrier-neutral colocation facility in downtown Seoul. And then also announced at the end of last year -- we announced a memorandum of understanding with the Adani Group for entering India. So we were global and we're going to be more valuable for our customers in 2020.
On the hyperscale front, just to kind of net it out a little more briefly, it's really being that trusted partner and provider of choice for the top CSPs and other hyperscalers around the globe with that critical infrastructure that can scale their operations and that's really about doing everything in bigger size, having the campuses with numerous amounts of contiguous capacity and land banks to suit -- to future proof their growth and having those campuses around the globe, across those major metros where Digital operates to kind of future proof their build outs and where they are with us today in new markets where we may go together.
And then lastly, probably what I'm most excited about and probably will be the most talked about are SKO the rest of this week. It's about going after the enterprise colocation customer and providing a global alternative for that customer that wants to land a multi-hybrid cloud architecture with a portion of their workloads within Digital Realty's four walls, and then getting connectivity to numerous other cloud service providers and doing that in a easy, seamless, high-performance, low latency, and cost-efficient manner. That's what our sales kickoff's going be about. That's what our team has been gearing up for many of our key hires in the last year. That's partly dovetails nicely with our Interxion combination and strengthening our offering to those customers and that's really about Platform Digital and be it in a solution seller and finding the pain points for those customers who bring as much value for the customer as possible.
Michael Rollins, Analyst
Great. So maybe just unpack that a bit. So you talked about offering a full range of data center products. Can you share with us how powerful that's been in terms of the cross-sell and evolving with your customers? And is there -- is that something that you measure internally financially?

Andrew Power, Chief Financial Officer
Sure. We strive to leverage the power of the platform as much as possible to bring more value to the table in all scenarios and that could be multi-product, that could be multi-geo, that can be multi-country, that can be a renewal with a new opportunity, but it brings as much value for the customer to distance ourselves from any competitor and try to be that seamless global provider with consistency of deployment, operating model, form of contract and one responsible party.
And any -- our business, we've had some great new logos and the last couple of quarters record new logos in 3Q, record new logos prior to that in 2Q and that's in the, call it, the 50 to almost 60 type numbers, but we do a tremendous amount of repeat business. 80%, 90% of our new signs are with those existing customers and many of those existing customers are buying different types of deployments and different types of product offering, a network node over here, a computer hub over there.
Two examples that I think were relevant just in the third quarter and they go both ways. Hyperscaler going to small footprint network latency sensitive, enterprise going upstream. Our anchor deal into Hillsboro, Oregon while that was our largest signing, I believe, year-to-date 12 megawatts in one facility dedicated data hall. There is no debating what that would be called hyperscale. At the same time, they're signing numerous network node deployments with us in several other facilities. So being able to cater to them would be the one-stop solution for that customer's key.

I think we remove pain points for that customer. We do add a lot of value for that customer and I think it gets us to the table of opportunities that we wouldn't be, if we were solely dedicated or forced one product into one silo versus another. Conversely, one of our great successes in a rather soft Ashburn market in 3Q was a clear-cut enterprise financial services related company market data firm out of London that our team in London boots on the ground there (inaudible) up this opportunity and there was a 2 megawatt deployment that would not fit in our standard occasion cabinet crack [ph] deployment like a typical colo provider.
Unless you have the flexibility, the agility, and the breadth of inventory and scale of platform and footprint, we would never have been at the table. Now that was our first win for that customer, but that customer given its attributes of being enterprise, given its attributes of financial service related market data, based in London, doing global business that for sure has numerous more network sensitive deployments, we're going to be at the table to cater to that opportunity.
So, I think people try to bucket the type of customers and the products with very rigid lines. I can tell you the lines have been blurring together for some time and we think we are more -- bringing more value to the customer when we come to the table with both options.

Michael Rollins, Analyst
You referenced the sales kickoff and can you talk a little bit over the last couple of years how you've evolved the structure of the sales force? And as you're going after these enterprises, is this work where you have to develop the leads and you have to educate the customer on the benefits of doing the multi-cloud, the hybrid cloud or is this a situation where the demand is there and you're just now really responding to it? How do we think about these initiatives and the structure of the sales force?

Andrew Power, Chief Financial Officer
So there is a couple of things in there, I'll try to unpack. The --if you look at the customer segments for half a second, I think catering to our hyperscalers customers, I think our rhythm, our sales go to market, our operational support, our delivery, our overall alignment executive wise has become more and more of a well-oiled machine on that front in the last several years. And that's from a physical land banking of inventory and runway, that's from customer intimacy, that's from contractual agreements, that's from executive involvement on the front-line on some of these customers doing very large, complicated sophisticated, multi-market, multi-geo deals. And I think we are more and more rising to the top of the class for per se with those customers as they mature their buying and say I want this one global partner for my trusted infrastructure and this is even better than doing building the infrastructure myself.
Conversely, that represents a large thesis of our business. It represents a relatively small amount of our actually sales go to market engine. It's a very specific part of our sales team in terms of front-line representation, has heavy executive involvement and the bulk of our resources, marketing dollars, sales reps around the country and globally are focused on what I call the remaining enterprise and network-related verticals, but let's just call it enterprise in one bucket was sub verticals.
On that front, I'm probably the most excited of the actions we've taken in the last 12 months to 18 months and what we'll be rolling out into 2020 and where we can go from that. And I'm excited because I hear from a customer base that says, I want options and they don't feel like they have options and I hear from the customers this that I want agility and flexibility, and I don't want to be stuck in my legacy colo environment. I think that's something with our very designs and footprint and platform we can deliver.
And if I look at the progression of our activities that we've been making through 2019 into 2020, it's been about bolstering our leadership team at many levels. It's been about reorienting our demand generation with more specific targeting. It's been bringing on more seasoned sellers, along the way. It's been about relaunching our customer event in marketplace live, bringing our customers together to collaborate and communicate and think about their pain points and how we consult them together. It's about driving greater customer intimacy with those enterprise customers, but thinking about how they are going to drive better performance from their business from their IT stack.
It's been about a Platform Digital, which is really an underlay of laying out architectures of solving pain points. I have a security issue. I need a XYZ hub, or a network hub for latency or I need a data hub for storage or I need SX fabric for connectivity and multiple. And this is how I'm going to connect to these numerous clouds.
So I feel like not only is the team more firmly in place with the best I've seen in terms of caliber and talent, leadership down to every single rep I've seen on board. The appetite to continue to invest upon success of that organization, but I feel like the tools, not only the locations and inventory for those customers to land into, but the tools for those sales reps to get in front of and get on the radar through some of our great partners and publications, which are now recognizing Platform Digital as a solid alternative and option in the space is a stronger position as it has ever been.

Michael Rollins, Analyst
Can you discuss the proposed acquisition of Interxion and how Digital is looking at the prospective benefits?

Andrew Power, Chief Financial Officer
So I don't really like the word acquisition because I don't think it appropriately frames something, which really are -- just got more of a strategic combination. This is not about Digital going in there, taking over and turning Interxion into Digital Realty and ripping off the signs. It's really about, I view, bringing together two great companies and put them together and make an even stronger company really for our customers first and foremost. And that's the lens how we approach this.
It's not a plug in for our EMEA division or anything like that. It's about something more strategically transforming with the combined company. I think on both sides of the ledger, there are some massive strategic benefits. Maybe on the Interxion side, I think we bring together to the table a hyperscale expertise, a global sales force, a very highly efficient and available funding model and an opportunity to really accelerate EMEA growth and I'd say EMEA because it's not just Europe, it's Europe with a footprint of our combined companies today and we'll expand on Continental Europe and I think it's also further expansion into Africa over time. And some of the seeds have started to blossom at Interxion standalone as well.
If you would be very microscopic, it's going to put us across call it north of 70% of the GDP of Europe. It's going to have one of the most attractive and highly connected footprints across Europe, but I think again it is out stepping back and then taking some of the best of both companies, bring them together. And some of the best that I see from an Interxion team and platform is what they've been doing about cultivating very connected attractive communities of interest that bring value to the customer and we're going to very much look to try to export that skill set and that mindset and approach on a more global basis. It's going to be now instead of a handful of European countries and Africa. It's going to be across 265 datacenter campus today across 20 countries, six continents, 44 markets. So a much bigger opportunity. And really again, none of this I think can be really looked at isolation, really dovetails back to the global strategy, global full product spectrum, enterprise colocation to hyperscale and really dives -- delves in nicely with our launch of Platform Digital.

Michael Rollins, Analyst
Have you been able to capture maybe some insights in terms of the market trading since the announcement? And are there facets of the deal that you feel may be under-appreciated by the investment community?

Andrew Power, Chief Financial Officer
It's some -- it's a little befuddling to me the -- some of the reaction and I respect all shareholders and all their opinions, and I welcome them to be shareholders of the combined company eagerly. But it seems like to me there is some very clear-cut positive strategic rationale to this combination. Certainly, to me, feels like one plus one is worth a lot more than two. And I think the -- maybe some of the subtle nuances that I don't think got enough to do.
Really, I look at a board, CEO, a management team and a company with Interxion that has been highly successful over a long duration of time. And as we little bit painted in our proxy that we filed with the SEC, which we are going through our comments and should be back on file shortly and all systems seem like to go on, so very positive momentum on that and moving this forward quite quickly. But what we've showed in there is this company after great success and a lot of knowledge of the space and where the space is going had a very deliberate thought out thinking about what the next chapter of the book is going to be.
And it wasn't with any back up against the wall, it wasn't any rush process, it wasn't I had to do anything. It was for years talking in numerous parties and figuring out all the different options and this highly successful board, management team, and company said do you know what, after extensive amounts of diligence on digital, it's probably as much as we did on them said this is the right combination with the most value for our shareholders. And we're all in. We're not taking any chips off the table. We want a all stock-for-stock deal, and we want to keep the cash in the Company to fuel the combined company's growth prospects. I think that the nuance that I think is a little underserved or under noticed. I also think the job owning or the chirping of needing of this or that or different deal, why don't you do this for this process, I think, doesn't pay due to the deliberation and diligence that was described. And I think where this detail will come out when the Interxion side files their version of the proxy, which should be pretty shortly.
So I think the -- again, I think it's underestimated the likelihood of completion of this deal. I think this underestimate the strategic value of the combination. And I think there's also some technical elements that may be under-appreciated as well. When you look at the different shareholder bases and given the Dutch incorporation, there's very limited index falling of the Interxion due to that ownership structure. So I think it plays itself out for a significant inflow opportunity based on what our advisors are telling us upon closing of this transaction.
So I think I'm patient, I'm carrying on. And I think come spring time, hopefully, we'll be on the other hills of this and we'll put together a pretty fantastic combined company and capitalizing some tremendous opportunities to serve our global customer base.

Michael Rollins, Analyst
And just in terms of timing, you mentioned that things were moving along, is there any specific milestones that the investors should be looking out for any expectations for you on timing of process or for early indications on the regulatory side?

Andrew Power, Chief Financial Officer
So the regulatory filings and the SEC filings went at the same time roughly in December. The regulatory filings just to paint a thumbnail sketch of it without going into laborious detail, include France, very minuscule overlap there. So obviously, one have got eyes and cross teams, but really just getting the blessing from the government.

A critical infrastructure review in Germany, which is not about competition, it's about more of a paperwork. We're expanding into critical infrastructure in that country, and the government has a paperwork process that needs to be filled out and diligently pursued. And if you do it right, you shouldn't have any problems. If you do it wrong, you could have delays, and that's played out a little bit elsewhere in our sector.

And then lastly, and probably the most importantly, the Dutch review, which, in my opinion, looking at the facts of the competitive overlap should not be a high threat. We're not a combined high threshold percentage of market share, in my opinion. So I think we'll also pass muster. So that's going to manner its way over the next several months. Meanwhile, we're refiling with the SEC. Hopefully, knock on wood, a clear in comments and going effective, physically mailing the proxies.
Yes, two data center companies coming together, mail, physical proxies, believe it or not. And at that time, it's when the 14D-9 gets filed, which is the proxy equivalent for the Interxion side, which we'll have two things that are very relevant. One, will have two summary fairness opinions on the Interxion side, and it'll have their version of the background of the merger, which will provide even more detail of the chain of events that were laid out in our version on proxy.
Rough strokes. We could be talking a shareholder meetings on both sides in the mid-to-late February standpoint, followed by a tender thereafter. And I'm optimistic, in early 2020, I feel like we could come to a fruition in closing a little sooner than I probably was prognosticating when we announced this deal, call it spring time.
The other thing I would add, we also are in dialogue with some of our European investors and looking at pre-funding the refinancing of the Interxion debt. So that's a potential near-term activity. We've said it on prior calls, that was our playbook to take out their high-yield debt structure with our European investment-grade debt structure. And I think we look at the overall market drop and backdrop and pre-fund that to lock in those expense synergies to the combination.

Michael Rollins, Analyst
So in the S-4, it's technically, it's not guidance, but there is a disclosed financial view of the future. And in that view, it had flat GAAP revenue between -- flattish between 2019 and 2020. And I'm wondering if you can unpack that from an organic growth perspective of what's underlying that? And maybe also put it against the context of what you've been able to accomplish on the bookings front and the overall revenue growth front for Digital Realty?

Andrew Power, Chief Financial Officer
Sure. So -- and you did some pretty good homework on this in some of your published notes, which I read. So there's more detail on the minutia, then I'll go into the year published by yours truly Mike Rollins.
But listen, 2020, no matter how you cut it, is going to be on the messier side. Strategically, we charted on a capital recycling program at the beginning of last year, and it culminated in a transaction announcement in September of a fairly large joint venture and a fairly large asset sale. We're selling about 80% interest in a $1 billion portfolio at a six cap rate, and we're selling out right north of $600 million of assets at a six six [ph] cap rate. So you're going to have that non-comparable year-over-year because the NOI was there in 2019. It's not going to be there because it's going to belong to a new owner in 2020.
We also had some kind of one-off positives and negatives with our partners at Brookfield Park compensated us for essentially bridging their equity. We had some -- that was on the positive side, we had some real estate taxes that went us the wrong way on the negative side, and we tried to lay out all those noise in the -- in our calls and our public comments. But I think that the notes, I think, that the Citi Research team did in terms of kind of getting to the pluses and minus is kind of gets to what the more same-store or organic looking picture was, and I would describe the pieces of building blocks that go up that is, again, it seems to pool that is positives of the rent escalations of 2% to 4%.
Operating leverage and only negative is being offset that in terms of any downtime for re-leasing capacity, essentially due to the fact that we just came through our largest expiration here, even though we had above-average retention. It takes time to release that capacity.

That will be another major point that we're pushing these selling to move and ready capacity. So instead of selling new signings in the buildings that need to be built and take time to commission selling tour today, sign tomorrow, move in next Monday type capacity. So quicker revenue conversion opportunities, hopefully, lie ahead for us to move the needle in 2020 than they did in prior years.
On top of that, we do have a fairly expansive development pipeline prior to the Interxion combination, I think, our subs [ph] $1 billion, our guidance on $1.3 billion to $1.4 billion, nine to 12 unlevered returns on our cost, that comes along on phases. You add to that to the operating leverage.
Long story short, if you can bear with us in 2020 a little bit. We see acceleration into 2021 on an improvement in all of our metrics, quite honestly. Not just around AFFO, FFO per share, but same-store re-leasing.
And I think some of the things that are creating noise in 2020 are healthy, quite honestly. If I could do it all again and sell 1.6 point of assets at a low six cap rate joint venture and sales, that's the right move for recycling our capital and putting into higher return investments and creating a higher growth portfolio at the end of the day. And I think we'll -- with 2020, that hasn't been into yet is, I think, we'll continue on that capital recycling move. There's other markets where we'll continue to recycle capital out of and try to continue to position the company for higher growth.

Michael Rollins, Analyst
And so in the past, you sized that opportunity, I think, was it $2 billion to $3 billion. Is that the right prioritizing?

Andrew Power, Chief Financial Officer
We said roughly our capital recycling was called a couple billion over a couple of years. The joint venture and the asset sales take a good chunk of that. But I do think there is a pretty sizable amount left to go. I think the attributes of those are mostly North America. I would say both Europe, Asia Pacific and certainly, South America, Latin America, we're in net growth footprint mode, not much of any dispositions.
On the outlet dispositions, it will be a continuations of price and markets that we view not strategic to our customers, markets that don't have robust and diverse demand across the enterprise and the hyperscaler segments, markets that are just more regionally dependent. Not just smaller cities, there are some bigger cities in there, but cities that don't have all the top five CSPs, don't have net absorption, don't have uplift in long-term growth, some more regional type markets, which kind of would go into that, call it, a couple of billion type size.

Michael Rollins, Analyst
And what are you seeing from the bookings environment and the returns that you're getting on those bookings?

Andrew Power, Chief Financial Officer
The -- I would say -- if you look at 2019, I would say, our results do not correlate what's over with our stock-based performance. You've seen a pretty healthy overall year-to-date, and I think it will also be a pretty healthy full year number, not peak, but very healthy and the composition of that health is probably even stronger than our peak year. It was not dependent on a 20-megawatt and a 25-megawatt deal. It had a quarterly migration of low point in the fourth quarter of '18 and stair stepped higher into the first quarter, then into the second quarter and into the third quarter.
It had record new logos in the second quarter, it had a record on top of that record in the third quarter. It had very geographically diversified wins, numerous multi-market, multi-product wins. Great CSP anchor wins, new campuses in Hillsboro, great enterprise wins. It had numerous elements that I say were quite attractive. And I'd also say, when I sit here about heading to our sales kickoff in a flight in about five hours' time, I feel pretty good about where our team and our trajectory overall as a company is looking as to what we're going to do in 2020, and especially the first quarter, especially relative to a year ago.

Now seven days in the year, I can't tell you, we have not closed a massive amounts of deals in two business days or whatever you want to call it. But when I look at this team, with our new head of sales and marketing in this element for more than a year, key hires he's made in his area, where we position the product offering, where we position the long-term inventory. The momentum we're seeing, what the tools we're delivering to our sellers with Platform Digital with the data hubs, network hubs, security hubs, SX fabrics, with the momentum from our marketplace live event, with the -- all the buzz, I'm hearing about our combination with Interxion.
And when I talk to our customers, where they see their outlook, I feel pretty good to where we are a year ago. So the only thing I don't feel good about is I don't think our stock price is high enough.

Michael Rollins, Analyst

So back to the -- some of the hyperscale comments you made earlier. What are you seeing in terms of supply/demand? People always talk about the NoVA, Northern Virginia market. But what are you seeing in terms of supply and demand and in the pricing trends in that part of the business? Are you hitting stabilization? Is there still some headwinds?
What's happening on that front?

Andrew Power, Chief Financial Officer
If you look at NoVA for a second, it's a market that's still out of equilibrium based on numerous private guys, all coming to the party late and coming with only a commodity-based offering at the same time that we went from a peak incredible 2018 to a very soft market absorption in 2019. So you can go from peak to -- just off-peak. You went from peak to -- excuse me, digestion mode.
Despite that fact, I think -- and we're not immune to the market. So we're impacted, but I do think we performed above our weight, or whatever you want to call it, in 2019. And the third quarter is a case example where we went from hardly any inventory available. So probably a megawatt of that what was available to a 14-megawatt quarter, no deal was bigger than six megawatts, and we we're able to pick our spots where we brought value through Platform Digital to our customers that they just didn't want to go to the commodity that was cheaper down the street.
It was customers that want to grow with adjacent because they're already embedded in our campus. It was customers that valued for longest runway in Ashburn for contiguous growth rather versus shopping their deal, and it's dispersing the workload across Loudoun County.
It was customers from foreign jurisdictions that want to be next to those same CSPs that needed to be proximity to. It was customers at same enterprise when I mentioned to the UK data firm that our London team had a relationship with, and we're able to say, you know what, you want to go with a global firm, you don't want to go shop the competitors in Ashburn. We can deliver value for you here.
So I think we were insulated a lot to that downdraft. I think it's going to take time for the overall market to heal. I think it's going to take two things. I think you need a little bit of demand to resume, which I'm optimistic for, given some of the biggest buyers who set out 2019.
Two, I think you're going to see supply to continue to rationalize. And I probably overuse the word green shoots, but I do feel that there have been green shoots on supply rationalization, where some of the smarter money has either been exiting some markets, selling some land, not building, some of their teams have been coming apart a little bit. People are saying, you know what, being a commodity provider in hyperscale REIT is not as easy as it looks and having a platform that is where the puck is going, and I think that's going to help rationalize this market over time. And we won't need to win just on the strength of Platform Digital and our breadth of our customer base and our offering. We're going to have a more positive market backdrop, call it, 18 months from now in a market because I'm not writing off Nova or Ashburn whatsoever.

Michael Rollins, Analyst
You mentioned -- again, if anyone has a question, please click the mic and we'll get over to you. You mentioned earlier the development pipeline and the size of it. And I noticed in the deck, the development yield on that has fallen to the low end of the nine to 12 range. What are the opportunities to improve that to get back into the range and improve that over time as you look at the construction pipeline, the mix, demand, et cetera?

Andrew Power, Chief Financial Officer
I think there's two elements on the numerator and the denominator side that are going to continue to help us there. One, as we go after this broader addressable market, there's more granular customer base. There's more -- bringing more value to the customer base. You're dealing with a customer base that's not buying 10 megawatts at time, and it's at a different price point. And that will move the numerator, certainly, as we expand that product offering and weigh more into that enterprise colocation and be more of a solution seller and drive more value to them, drive more interconnection revenue to those -- interconnection services, which ultimately drives revenue to us for those customers.
I think that's a numerator dynamic. I think tying this platform together in this packaging, again, takes us out of cost of occupancy and values on the table, but it's down there further down the list, which I think getting to that arena is going to help us.
Two, as we continue to refine our pipeline, especially outside of North America, where in many of our markets, including

Europe, we're only adding our second, third and fourth campus of data centers. I think we've got greater cost efficiencies in those markets. North America, the machine is well oiled. I don't think we're -- unless we're reducing the useful life of the assets, I don't think we're dramatically taking the cost. But I think in Asia Pacific, I know we're doing it with our Ascenty platform in South America. And I think we can continue to do it in supply chain in Europe as well. It's going to help lower the denominator.

Michael Rollins, Analyst
And then just finally, as you look at where demand is coming from, how much of this is coming directly or indirectly from the cloud versus just more traditional deployments from what you've seen historically from whether it's enterprise customers, network customers, et cetera?

Andrew Power, Chief Financial Officer
Just to clarify, you mean the boomerang customer pops and cloud balances out?

Michael Rollins, Analyst
Yeah.

Andrew Power, Chief Financial Officer
So listen, I think that's a piece of it, but I don't think that's the -- a massive, a massive piece of that. I think my view of the demand set, it is largely an enterprise customer that today is thinking about utilizing numerous cloud service providers in a multi-hybrid cloud environment, put a portion of the workload inside of digital -- Platform Digital's four walls and availing itself the benefits of these other platforms.

You certainly have the exception of customer. This business has gotten so successful that it's pulling out of the cloud, but I don't think that's the lion's share of what today is, but I do think an element, I think, again, I believe this, we are catering use cases today are things that people are using and business is using today. But I think business, cloud service providers, IT executives, CIOs are thinking about digital transformation, next-generation applications, edge computing and commercial Internet of Things, and that will be a tailwind just to our business at some point in the not-too-distant future, maybe not first quarter of 2020, but not-too-distant future, that it's going to continue to propel the opportunity for our business. And that's going to be adding more value to their customers and their business is what we're trying to do.

Michael Rollins, Analyst
Thanks for joining us today.

Andrew Power, Chief Financial Officer
Thank you for having us.

Michael Rollins, Analyst
Thanks.

Additional Information and Where to Find It
On December 6, 2019, we filed a Registration Statement on Form S-4 in connection with the transactions contemplated by the Purchase Agreement, dated as of October 29, 2019, among Digital Realty, InterXion and the other parties thereto, which included a proxy statement/prospectus. This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. After the registration statement is declared effective by the Securities and Exchange Commission (“SEC”), Digital Realty intends to mail a definitive proxy statement/prospectus to shareholders of Digital Realty and Digital Realty intends to cause its subsidiary to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC, and soon thereafter InterXion intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the tender offer. The tender offer for the outstanding common stock of InterXion referred to in this document has not yet commenced. The solicitation and offer to purchase shares of InterXion’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that Digital Realty or InterXion may file with the SEC and send to Digital Realty’s or InterXion’s shareholders in connection with the proposed transactions.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE TENDER OFFER, WE URGE INVESTORS OF DLR AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DLR AND INTERXION WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DLR, INTERXION AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by DLR and Interxion with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from DLR’s website (http://www.digitalrealty.com) or by contacting DLR’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from Interxion’s website (http://www.interxion.com) or by contacting Interxion’s Investor Relations Department at (813) 644-9399.

Participants in the Solicitation
DLR, Interxion and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from DLR’s and Interxion’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of DLR is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of Interxion and their ownership of Interxion ordinary shares is set forth in Interxion’s Annual Report on Form 20-F, which was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Note Regarding Forward-Looking Statements
DLR and Interxion caution that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of DLR, Interxion and the combined company. These forward-looking statements include, among other things, statements about anticipated satisfaction of closing conditions and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of DLR and Interxion to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which DLR and Interxion operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of DLR and Interxion. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see (i) DLR’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q and (ii) Interxion’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and its subsequent reports on Form 6-

K. This communication reflects the views of DLR’s management as of the date hereof. Except to the extent required by applicable law, DLR undertakes no obligation to update or revise any forward-looking statement.